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                                STATE OF FLORIDA
                            DEPARTMENT OF INSURANCE

In re: Application for Approval of the Acquisition of a Controlling Interest (Form D14-918) filed by CENDANT CORPORATION and SEASON ACQUISITION
CORP. Relating to American Bankers Insurance Company of
Florida, American Bankers Life Assurance Company of Florida and Voyager Service Warranties, Inc., Domestic Insurers

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                     REPLY MEMORANDUM IN FURTHER SUPPORT OF
                         SEASON'S MOTION TO CONSOLIDATE

                  Cendant Corporation and Season Acquisition Corp., its wholly-owned subsidiary (collectively, "Season"), hereby submit this reply memorandum in further support of their application to the Department of Insurance (the "Department") for an order consolidating this proceeding with the administrative proceeding instituted by American International Group, Inc. ("AIG") and AIGF, Inc. ("AIGF"), a Florida corporation wholly-owned by AIG, by the filing of form DI4-918 (the "AIG Form A Application") with the Department. Season has submitted a similar request in AIG's Form A proceedings, which request also seeks leave for Season to intervene in those proceedings by AIG relating to the acquisition of control of the same domestic insurers.



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                             PRELIMINARY STATEMENT

                  The Department now faces for the first time competing applications for approval to acquire a domestic insurer. Neither Season nor AIG should receive any advantage as a result of the timing of the Department's action. Florida law requires the Department to follow an even-handed and level process that will be fair to American Bankers' shareholders and policyholders, to the public, and to Season and AIG as well. This process will also allow the Department to give thorough consideration to the applications - free from concern that it will disadvantage the applicants or American Bankers' shareholders or policyholders.

                  Fortunately, there is clear Florida statutory, regulatory and case law authority to guide the Department and the interested parties through the approval proceedings. A review of this authority demonstrates that the Department should consolidate Season's own application with the AIG proceedings, in order to allow all parties whose substantial interests will be affected by the Department's actions to participate in and aid this consideration. Neither side should be permitted to manipulate the Department's review process for advantage. Season does not seek to do so and AIG's effort to do so - in order to overcome the substantially inferior economics of its proposal - should be rejected.

                  A lawsuit filed by Season currently pending in federal district court in Florida alleges, among other things, that the AIG/American Bankers merger


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agreement is violative of Florida law because in pursuing the merger with AIG
American Bankers' directors, aided and abetted by AIG, abandoned their duties to American Bankers' shareholders by accepting AIG's inadequate offer while at the same time agreeing to a number of provisions designed to frustrate the attempt of any competing bidder to acquire American Bankers at a higher price. Moreover, AIG's Form A application raises a number of serious issues that will require close scrutiny by the Department before it acts on AIG's application. For example:

                  AIG has not been forthright by failing to disclose that it is controlled by its chairman, Maurice Greenberg, through a number of off-shore companies;

                  AIG has maintained a close association with several former senior officials of the bankrupt Drexel Burnham Lambert to speculate in high risk junk bonds and other exotic financial products;

                  Greenberg has caused AIG to engage in highly unusual and unseemly transactions to benefit one of his relatives; and

                  AIG has frequently come under fire for its business practices, which have been described by one regulator as "repulsive."

These issues, which are more fully described in Season's opening brief in support of its motion to dismiss a lawsuit brought by AIG, will be aired before the federal district court in Florida at a hearing on that motion. (A copy of Season's opening brief is attached hereto as Exhibit A). The illegality of the merger agreement and the issues


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raised by AIG's Form A application warrant a hearing by the Department on AIG's
Form A.

                              SUMMARY OF ARGUMENT

                  AIG's efforts to preclude consolidation are part of a desperate campaign to prevent the Department from evaluating the true facts surrounding AIG's attempted acquisition, to manipulate the regulatory review process to further AIG's efforts to obtain American Bankers on the cheap and to thwart Season's superior competing offer. The public interes plainly warrants a level regulatory playing field in which neither side is able to extract any advantage based simply on the procedures used by the department. AIG is unable to demonstrate any prejudice if the proceedings are consolidated. Moreover, it cannot minimize the obvious benefits to the public which will flow from Season's active participation.

                  Despite AIG's unsupported arguments to the contrary, consolidation is mandated by statute in this instance. As part of its campaign to acquire American Bankers, AIG is seeking to manipulate the Department's procedures to delay approval of Season's Form A. Consolidation will eliminate this inequity and will thus result in equality in the marketplace and fairness to the public.


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                        CONSOLIDATION SHOULD BE ORDERED

         A. THE DEPARTMENT HAS STATUTORY AUTHORITY TO CONSOLIDATE THE AIG AND SEASON FORM A PROCEEDINGS

                  Significantly, AIG does not claim that it would be prejudiced by consolidation. Instead, it argues that the Department has no power to consolidate these proceedings. AIG's assertion that "there is no statutory, rule or case authority for consolidation" of the AIG Form A proceedings with Season's Form A proceedings is incorrect, and AIG's attempt to convince the Department to adopt a rule requiring common issues of law and fact before consolidating proceedings is simply wrong. Florida's Administrative Procedure Act does in fact provide for the Department to consolidate these proceedings.

                  Section 120.54(10), Florida Statutes (1995), states that

                  the appropriate model rules shall be the rules of procedure for each agency subject to this act to the extent that each agency does not adopt a specific rule of procedure covering the subject matter . . .1 (emphasis added)

--------
         1 In 1996, this section was superseded by Section 120.54(5), Florida Statutes (1997), which authorized the creation of Uniform Rules of Procedure to replace the Model Rules. Agencies have until July 1, 1998 to comply with the Uniform Rules. The list of those agencies now complying with the Uniform Rules published by the Secretary of State in the Florida Administrative Weekly does not presently include the Department. If, however, the Department has begun to follow the Uniform Rules the result here is the same, as Uniform Rule 28-106.108 is substantially identical to Model Rule 28-5.106.


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Because the Department does not have its own rule on consolidation, Season's request is governed by Model Rule 28-5.106, which states that the Department may consolidate matters "which involve similar issues of law or fact" if it appears that consolidation would promote the just, speedy, and inexpensive resolution of the proceedings and would not unduly prejudice the rights of a party. (emphasis added) Thus the rule does not require, as AIG has suggested, that the agency must determine that there are common issues of both law and fact before consolidating proceedings. Instead, the Department must only find similar legal or factual issues and that consolidation would promote justice, efficiency and reduction of expense.

                  The AIG and Season Form A applications raise numerous similar factual and legal issues. By way of example, and without limitation, under
Section 628.461(7) the Department must consider in reviewing both the AIG and Season Form A applications:

                  (1) the impact of the proposed acquisitions on American Bankers' corporate structure and financial strength;

                  (2) the impact of the proposed acquisitions on American Bankers' policyholders and the public;

                  (3) the impact of the proposed acquisitions on the Florida insurance market; and

                  (4) the impact of any proposed changes to the management and control of American Bankers.



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It would be inappropriate and an inefficient use of the Department's resources to perform each of these analyses twice, in separate proceedings, particularly since consideration of one application before the other would have the effect of favoring one applicant over another.

         B.       THE DEPARTMENT SHOULD NOT BE AN ACCESSORY TO INJUSTICE

                    AIG and American Bankers are manipulating this Department's procedures to gain advantage in the marketplace. In response to Season's request to level the playing field through consolidation, AIG coyly states that "the field's unevenness was neither the Department's doing nor AIG's doing" and offers the non sequitur that therefore "neutrality is required not only by Florida Administrative law but also by federal law."

                  AIG's true goal here is anything but neutrality. AIG has filed a document with the insurance departments of all six of American Bankers' domiciliary states recklessly impugning Season's financial status, competence to operate an insurer and the integrity of Cendant's President and Chief Executive Officer, Henry R. Silverman.2 Significantly, AIG has filed this document in its own application

--------

    2    This is not the first time AIG has resorted to scurrilous attacks as a weapon in an acquisition context. Recently, in July 1997, the California Department of Insurance investigated AIG for making false statements intended to undermine the rehabilitation of Golden Eagle Insurance Co. after its bid to acquire that company was rejected by a court. The investigation also extended to AIG's business practices in California, which had been the subject of numerous complaints from consumers. See Elizabeth Festa, AIG Becomes New Quackenbush Target, Insurance Accountant, July 21, 1997 (copy attached as Exhibit B).


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proceedings (proceedings from which it is fighting to exclude Season) rather than Season's, where its allegations are more properly raised but would be subject to cross-examination and refutation by Season.

                  AIG also attempts to misuse both the Department's confidentiality policy and neutral hearing procedure to seize an improper advantage over Season. The Department's policy is to treat each Form A filing on a "confidential" basis. This policy of confidentiality has, however, been vitiated by AIG and American Bankers because American Bankers has, in the merger agreement, contracted to provide AIG with copies of Season's Form A. Although AIG has now agreed to exchange Form A applications with Season, this recent development does not obviate the prejudice already inflicted upon Season through AIG's early access to Season's Form A.

                  AIG and American Bankers have further agreed to use Section 628.461's "neutral" hearing procedures to secure unfair advantage for AIG. The statute, which allows a target company to invoke a proceeding to stop the ninety day clock for approving a Form A, contemplates the exercise of that power by a target company that is acting independently with regard to the proposed takeover. Although the right to such a proceeding is rarely exercised by an insurer, American Bankers, by contracting in the merger agreement to use its "best efforts" to ensure the


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success of its merger with AIG, has effectively bound itself to do all it can to derail Season's bid, including by invoking its purported right to a hearing on Season's Form A. Merger Agreement at P. 6.5(b).3

                  Significantly, American Bankers has also agreed that it and AIG shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to [AIG] or the [American Bankers] . . . that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement." (emphasis added)

Merger Agreement at P. 6.5. This language not only gives AIG a contractual right to obtain Season's Form A from American Bankers, but it also effectively allowed AIG to participate in (or, as seems more likely, to demand) the decision by American Bankers to request a hearing on Season's Form A.

                  This suspect agreement is not the first indication that AIG is acting in concert with American Bankers to frustrate those who would make a higher bid for American Bankers. As set out more fully in Season's complaint filed in federal court

--------
         3 American Bankers has reportedly requested a hearing in this Form A application. Leslie Scism and Emily Nelson, AIG Assails Cendant's Reputation In Battle for American Bankers, The Wall Street Journal, February 9, 1998, at p. B5 (copy attached hereto as Exhibit C). This provides a further reason for the Department to consolidate the proceedings and hold one hearing. As discussed further below, AIG has a contractual agreement with American Bankers that permits it to control American Bankers' conduct in this hearing. It is only fair for the Department to consider AIG's Form A in the same hearing, and to allow Season the same opportunity as AIG has to comment on its competitor's application.


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against AIG and American Bankers and attached to Season's original petition, the merger agreement also contains an impressive, and improper, array of measures designed to frustrate more attractive bids for American Bankers, including, among many others, the 19.9% lock-up option.

                  The results of American Bankers' contractual obligations are demonstrable here. By demanding a hearing in connection with Season's Form A and (presumably) failing to demand a similar hearing in connection with AIG's Form A, American Bankers is clearly assisting AIG in its attempt to gain a market advantage over Season by seeking to delay approval of Season's Form A. Further, American Bankers has agreed to consult with AIG on any action American Bankers takes with respect to Season's Form A. Simply put, American Bankers has contracted to be AIG's puppet in AIG's attempt to defeat Season's superior bid.

                  In light of its contractual arrangement with American Bankers, AIG's feigned outrage at what it claims to be Season's failure to respect the required "neutrality" in administrative proceedings is transparent. AIG and American Bankers have distorted this principle in order to advance their own ends and to bring harm to Season. Justice requires that their manipulation be brought to a halt, which can only be accomplished through consolidation and simultaneous hearing.



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         C.       COMPETING APPLICATIONS WARRANT CONSOLIDATION

                  Consolidation and joint decision where two entities are competing for one mutually exclusive goal is required by Ashbacker Radio v. Federal Communications Commission, 326 U.S. 327 (1945), and its progeny. AIG mistakenly argues that Ashbacker does not apply because the Season and AIG applications are not mutually exclusive (i.e., the department can authorize one or many more applications by one or many purchasers to acquire American Bankers). This simplistic argument blindly misses the point of Ashbacker and ignores the circumstances here. Because AIG has transformed departmental approval into the sine qua non of the race to acquire American Bankers the approval of either acquirer may well be a de facto mutually exclusive decision by the Department. There is only one American Bankers, and whoever seizes the advantage in the marketplace will likely succeed in acquiring it. Season asks only that the Department not allow AIG to obtain unfair advantage in the marketplace, so that any advantage to Season or AIG will be based solely on the merits of their offers. No substitute is available to a party left behind in the regulatory process. Thus, as AIG concedes, the teaching of Ashbacker and it progeny is that where two bona fide applications for administrative approval are mutually exclusive, the grant of one without a hearing to both, deprives the loser of the hearing to which he is entitled.

HCA Health Services of Florida, Inc. v. Department of Health and Rehabilitative Services, 599 So.2d 211 (Fla. 1st DCA), rev. denied, 613 So.2d 5 (Fla. 1992).


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         D.       CONSOLIDATION WILL PROVIDE THE DEPARTMENT WITH ESSENTIAL
                  INFORMATION

                  Consolidation of the AIG and Season proceedings is necessary to provide both the Department and the public with all essential information on the Form A applications. As matters stand now, AIG has the contractual right to restrict American Bankers' freedom independently to assist regulators in reviewing AIG's filings, assess regulatory requests for information, and provide information to regulators. Currently, American Bankers will not contest information in AIG's filings, nor will it to volunteer information to regulators that might be damaging to AIG, all because it has agreed to use its "best efforts" to promote and consummate its proposed merger with AIG.

                  For example, AIG states in its Texas Form A, under the heading "Future Plans for the Insurer" that "AIG presently intends that the insurer continue its business in the manner currently conducted and with its present management . . . ." Season assumes that a similar representation is made in the AIG's Florida Form A filing. However, as American Bankers well knows, the achievement of future "expense savings" at American Bankers was a key factor in AIG's decision to agree to the AIG/American Bankers merger. AIG reveals in its proxy statement, released on January 30, 1998, that

                  "[i]n June of 1997, Mr. Greenberg [AIG's Chairman and CEO] expressed skepticism concerning a possible . . . business combination with American Bankers because AIG . . . would realize an insufficient rate of return on its investment . . . . Soon thereafter, however, Mr. Greenberg requested . . . a study [of] possible synergies and expense savings. . . .


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AIG Proxy Statement at 22.

The proxy statement discusses the search for expense savings at some length.4 American Bankers will not contest AIG's Form A on the truth or falsity of AIG's stated plans for operating American Bankers. On the other hand, Season can easily assist the Department in probing this point through consolidated hearings. Thus, to fairly assess this matter, the Department must establish a process that does not allow the American Bankers/AIG "tag team" to misuse the Department's procedures.

                  Consolidation would also take away AIG's information advantage by giving AIG and Season equal access to information as participants in each other's Form A proceedings. Admittedly, even with consolidation, AIG may continue to control American Bankers' participation in the process, but it would be without its current informational and procedural advantage. Consolidation will thus insure true Department neutrality and a level playing field. The Department should not condone

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         4 "On July 10, 1997 . . . possible synergies and expense savings were discussed with [Howard I. Smith, executive vice-president, CFO and Comptroller of AIG] who requested more detailed information on American Bankers operations." Id. "On July 29, 1997, management of American Bankers presented Mr. Smith with a written analysis regarding possible synergies and expense savings." Id. "Throughout August 1997, American Bankers continued to work on refining its analysis of possible . . . expense savings." AIG Proxy Statement at 23.


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AIG's attempts to twist the Department's policies and procedures for AIG's own advantage over American Bankers' shareholders and policyholders.

                  The benefits of consolidation are admitted by AIG. Although AIG insists to the Department that no comparison between AIG and Season is necessary in Departmental proceedings ("each application can and must be assessed on its own merit"), AIG has taken a diametrically opposite position in its submissions to the Florida federal court. There, AIG states:

                  State insurance regulators will have to examine Cendant's insurance experience carefully (and compare it to AIG's) before approving any merger with American Bankers.

AIG complaint, at P. 25 (copy attached hereto as Exhibit D). AIG is simply trying to play both sides of the argument to its own advantage.

                  In its complaint, AIG also alleges that the AIG merger "is much further along than Cendant's efforts to obtain approval for its proposed acquisition of American Bankers . . . ." AIG complaint at P. P. 25, 29. AIG knows full well that the Department's confidentiality policy has prevented Season from knowing the details of AIG's Form A proceedings and is thus unable to assess the veracity of this statement. AIG's recent agreement to give Season its Form A is too little, too late. Consolidation would strip AIG of this unfair advantage, which allows AIG to hide behind a cloak of secrecy while striking out at Season.


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                  Published reports, however, reveal that AIG's allegation of
Department progress is not accurate. The Takeover Stock Report reported on February 3, 1997, the day after Season filed its petition to consolidate, that:

                  AIG initially filed its Form A with the Department on December 31, 1997. As of this posting [February 3, 1998], it is our understanding that the [AIG] Form A is not complete and that a "deficiency letter" has been sent to those parties. (emphasis in original)

(Copy attached hereto as Exhibit E).

                  AIG is obviously engaged in a public campaign to damage the Season tender offer. AIG has alleged many improprieties concerning Season and its management recklessly and baselessly contending that Season is not fit to run American Bankers. Presumptuously, AIG concludes that Season should have disclosed that it "would find it difficult, if not impossible, to secure regulatory approval" for its proposed acquisition of American Bankers. AIG complaint at P. 25. AIG has not petitioned to intervene in the Season Form A proceedings to properly raise such allegations. Instead, it has made allegations impugning Season's fitness in a letter filed in AIG's own Form A proceedings, thus attempting to shield the allegations from properly being tested by cross-examination and contrary evidence at a hearing on Season's application. As to Season's proceedings, AIG will rely on its puppet, American Bankers, to appear there, and thus hopes to obtain the best of both worlds: a delay of Season's Form A proceedings while facilitating its own. The


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Department should not allow AIG to play so fast and loose with the rules of fairness. It should consolidate both proceedings so that each bidder can demonstrate to the Department any weaknesses in the other's application. The American Bankers' shareholders and policyholders and the public will benefit from the process.

                               REQUEST FOR RELIEF

                  For the reasons stated herein, and in Season's original petition to consolidate, Season requests that the Department consolidate and decide simultaneously the AIG Form A proceedings and the Season Form A proceedings.

                                                 MAIDA, GALLOWAY & NEAL, P.A.


                                        By: /s/ Thomas J. Maida
                                           ------------------------------------
                                                 Thomas J. Maida
                                                 Florida Bar No. 275212
                                                 300 East Park Avenue
                                                 P.O. Box 1819
                                                 Tallahassee, Florida  32302

Of counsel:
         Stephen T. Maher
         Shutts & Bowen
         1500 Miami Center
         201 South Biscayne Boulevard
         Miami, Florida  33131



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